Filed Pursuant to Rule 424(b)(3)

Registration No. 333-83690

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED JUNE 7, 2002

WIND RIVER SYSTEMS, INC.

$150,000,000

3.75% Convertible Subordinated Notes due 2006 and

Shares of Common Stock Issuable Upon Conversion Thereof

This prospectus supplement relates to the resale by the selling security holders of 3.75% Convertible Subordinated Notes due December 15, 2006 issued by Wind River Systems, Inc. and the shares of shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated June 7, 2002, which is to be delivered with this prospectus supplement.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

The table under the caption “Selling Security Holders” on page 20 of the prospectus is hereby amended by adding to it the security holder identified in the table below.

	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned Before the Offering (1)		Common Stock Owned Upon Completion of the Offering
Name			Conversion Shares Offered (2)	Number of Shares	Percentage

Thomas Weisel Partners (3)	$5,350,000	12,600	221,854	12,600	*

* Less than 1%.

(1)                                  Figures in this column do not include the shares of common stock issuable upon conversion of the notes and listed in the column to the right.

(2)                                  Assumes conversion of the full amount of the notes held by each holder at an initial conversion price of $24.115 per share.

(3)                                  This selling security holder is a registered broker-dealer and therefore is an “underwriter” within the meaning of the Securities Act.

Information concerning the selling security holder listed above is based upon information provided to us by the security holder as of June 27, 2002.  Information about the selling security holder may change over time. Any changed information will be set forth in prospectus supplements and/or amendments.  Thomas Weisel Partners LLC was one of the initial purchasers in connection with the offer and sale of the notes in December 2001 and has, along with certain of its affiliates, performed in the last three years, and may in the future perform, financial advisory services and investment banking services for Wind River Systems, Inc. and its affiliates.  The selling security holder listed in the table above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of its notes since the date on which the information in the table is presented.  In addition, the per share conversion price and therefore the number of shares of common stock issuable upon conversion or redemption of the notes are subject to adjustment. See “Description of the Notes” on page 26 of the prospectus. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion or redemption may increase or decrease.

Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the prospectus, as well as the section entitled “Factors That May Affect Future Results” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2002.